Exhibit (a)(5)

VENTANA MEDICAL SYSTEMS, INC. 1910 E. Innovation Park Drive Tucson, Arizona 85755 (520) 887-2155	FOR IMMEDIATE RELEASE

VENTANA REPORTS SECOND QUARTER AND FIRST HALF 2007 RESULTS;

PROVIDES EARNINGS GUIDANCE FOR BALANCE OF 2007, 2008 AND 2009

Company to Outline Significant Near and Long-term Value Creation Opportunities on July 20 Investor Call

Tucson, Ariz., July 19, 2007 – Ventana Medical Systems, Inc. (Nasdaq: VMSI), the global leader in tissue-based cancer diagnostics, today reported a 21% increase in year-over-year second quarter net sales, to $71.8 million for the quarter ending June 30, 2007. Reported GAAP net income and diluted earnings per share for the period were $7.0 million and $0.20 respectively, compared to $7.2 million and $0.20 for the comparable period in 2006 as a result of approximately $0.7 million (net of tax), or $0.02 per diluted share in incremental advisory expenses associated with the recently announced unsolicited Roche offer. On a non-GAAP basis, net income and diluted earnings per share for the period were $7.7 million and $0.22 respectively.

Reagents and other revenues grew 22% versus the prior year, while instrument revenue increased by 19% in the quarter versus the comparable period in 2006. Gross margin was 75.3% in the quarter, versus 76.5% in the second quarter of last year. R&D investment was $10.4 million, up 23% from the second quarter of 2006.

Net sales for the six-month period were up 20% to $136.2 million from $113.1 million in the comparable 2006 period. Gross margin for the six-month periods were 75.5% versus 76.0% in 2006, and R&D spending increased by 25% versus the same period last year. Year-to-date GAAP net income of $25.0 million was 104% better than last year’s $12.2 million and net income per diluted share was $0.70 versus $0.34 for the first six months of 2006. Current year results include net income of $12.3 million, or $0.34 per diluted share associated with the sale of the Company’s investment in Vision Systems Ltd, net of related costs and the aforementioned advisory expenses of $0.7 million (net of tax), or ($0.02) per diluted share.

BUSINESS OVERVIEW AND OUTLOOK

“We were pleased with our performance in the quarter, which was driven by accelerating growth in our core advanced staining business where we are the market leader,” said Christopher Gleeson, President and Chief Executive Officer. “This strong momentum is poised to rapidly accelerate in 2008 and beyond, with the introduction of new platforms and diagnostic tests that include automated same-day phenotyping and genotyping and unique biomarker detection methodologies.”

Ventana’s Symphony orders increased significantly, with 15 orders received in the second quarter, up from 3 in the first quarter of 2007. This accelerating trend will enable the Company to successfully penetrate the rapidly growing primary staining market over the next few years. Ventana expects that Symphony, which is targeted at the highest volume segment of the histology lab and which should drive industry leading annuities per instrument, will achieve annual revenue growth in excess of 100% over the next several years.

Ventana Medical Systems, Inc.

Second Quarter 2007 Financial Results

Gleeson continued, “Ventana has created a strong and differentiated business model based on continuous product innovation, with 78% of sales from reagents/consumables, premium pricing and attractive gross margins with room for expansion. From a strategic perspective, we are the leader in the advanced staining market, and are poised to become a leader in primary staining and companion diagnostics, which represents the future of personalized medicine. We remain confident about our ability to meet or exceed our internal top line annual growth target of 25% for the foreseeable future. Additionally, as a result of significant infrastructure investments in recent years, including R&D and sales, we anticipate rapid expansion in operating margin in 2008 and beyond.”

Gleeson noted that the companion diagnostics market is growing rapidly, as leading pharmaceutical companies focus on targeted therapies for breast, lung, colon and prostate cancer, each of which represents in excess of 250,000 cases annually in the United States alone.

“Matching therapy with diagnostics is highly attractive to major industry players as it can significantly reduce drug development time and cost, and facilitate regulatory approval. Ventana is currently partnering with 9 pharmaceutical companies on 22 projects. We believe Ventana is uniquely positioned to capture a significant share of the companion diagnostics market, which will create significant value for our stockholders.”

FORWARD-LOOKING GUIDANCE

The Company’s outlook for 2007 has increased, with expected revenues in the range of $292 million to $296 million while earnings expectations have been increased to approximately $1.29 per diluted share, with pro forma earnings of $1.31 per diluted share excluding the advisory expenses of approximately $0.02 per diluted share incurred through the second quarter. This does not reflect expenses for on-going advisory services associated with the unsolicited Roche offer.

The Company’s outlook for 2008 has significantly strengthened as a result of its growing momentum in advanced staining, introduction of new automated platforms, accelerating growth in primary staining, and incremental revenues associated with strategic partnerships with pharmaceutical companies, including Ventana’s collaboration with Genentech. Revenues in 2008 are now expected to be in the range of $370 million to $385 million, and diluted earnings per share are expected to be between $1.86 and $1.96.

The Company is also issuing preliminary estimated guidance for 2009, with revenues now anticipated to reach between $470 million and $490 million, and diluted earnings per share to be in the range of $2.62 to $2.76.

UNSOLICITED ROCHE OFFER

Regarding the unsolicited Roche bid for Ventana, Gleeson reiterated that the Board’s decision to reject the offer was based on Ventana’s belief that the offer did not fully reflect the intrinsic value of the Company or fairly compensate Ventana’s stockholders for the strategic and synergy value of Ventana to Roche or the potential value to be created from Ventana’s research and development pipeline. “Ventana’s strong brand, superior technologies, leading market share, overall momentum and increasing margins are driving top and bottom line growth, at the same time that the Company’s market opportunities are accelerating,” said Gleeson. “We continue to believe that the significant value creation potential that Ventana is poised to unlock in the relatively near term should accrue to Ventana’s stockholders, and not to Roche’s.”

Ventana Medical Systems, Inc.

Second Quarter 2007 Financial Results

USE OF NON-GAAP FINANCIAL MEASURES

In 2007, the Company incurred approximately $1.1 million ($0.7 million net of tax) of advisory expenses associated with the recently announced unsolicited Roche offer.

The Company excludes these expenses from its internal operating forecasts and models and is providing here non-GAAP net income and non-GAAP diluted earnings per share to permit additional analysis of Company performance. The Company believes these non-GAAP measures are useful to investors because they enhance the understanding of historical financial performance and comparability between periods. The Company uses these non-GAAP measures to manage and assess the profitability of its business and does not consider these expenses in managing its operations. The determination of the above non-GAAP measures might not be the same as similarly titled measures used by other companies, and it should not be construed as a substitute for operating income; net income and diluted earnings per share are determined in accordance with GAAP. There are limitations associated with using non-GAAP measures, including that they exclude financial information that some may consider important in evaluating our performance. The Company compensates for this by presenting information on both a GAAP and non-GAAP basis for investors and providing reconciliations of the GAAP and non-GAAP results.

INVESTOR CONFERENCE CALL

Ventana will hold a conference call to discuss second quarter results and provide forward looking guidance at 8:30 a.m. Eastern on July 20, 2007. The conference call can be accessed by dialing (866) 713-8307 (U.S. and Canada callers) or (617) 597-5307 (international callers) and entering the passcode 83591941 approximately ten minutes prior to the call. The call can be accessed live and will be available for replay over the Internet via http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=79080&eventID=1585880. (Due to its length, this URL may need to be copied/pasted into your Internet browser’s address field. Remove the extra space if one exists). An accompanying presentation will be available via the same link.

ABOUT VENTANA MEDICAL SYSTEMS, INC.

Ventana develops, manufactures, and markets instrument/reagent systems that automate tissue preparation and slide staining in clinical histology and drug discovery laboratories worldwide. The Company’s clinical systems are important tools used in the diagnosis and treatment of cancer and infectious diseases. Ventana’s drug discovery systems are used to accelerate the discovery of new drug targets and evaluate the safety of new drug compounds.

SAFE HARBOR STATEMENT

This press release contains certain forward-looking statements within the meaning of the Federal Securities laws. Forward-looking statements in this release include, but are not limited to, statements regarding projected operating results, revenue and market growth and operating margins and anticipated product and technology development and placement. These forward-looking statements are subject to numerous risks and uncertainties, and actual results may vary materially. We may not achieve projected future operating results, and product and technology development activities may not be as successful as we expect, in terms of the timing of product availability to the market or customer rates of adoption. Ventana’s projections, while presented with numerical specificity, are necessarily based on a variety of estimates and assumptions which, though considered reasonable by Ventana, may not be realized and are inherently subject to significant business, economic, competitive, industry, regulatory, market and financial uncertainties and contingencies, many of which

Ventana Medical Systems, Inc.

Second Quarter 2007 Financial Results

are and will be beyond Ventana’s control. Ventana cautions that no representations can be made or are made as to the accuracy of the projections or to Ventana’s ability to achieve the projected results. Other risks and uncertainties include risks associated with the development, manufacturing, marketing, and sale of medical products, competitive factors, general economic conditions, legal disputes, and government actions, and those other risks and uncertainties contained in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 10-K, and all subsequent SEC filings. Copies of filings made with the SEC are available through the SEC’s electronic data gathering analysis retrieval system (EDGAR) at www.sec.gov. We undertake no obligation following the date of this release to update or revise our forward-looking statements or to update the reasons actual results could differ materially from those anticipated in forward-looking statements. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as today’s date. Past performance is not indicative of future results. We cannot guarantee any future operating results, activity, performance, or achievement.

VENTANA’S STOCKHOLDERS SHOULD READ THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, WHICH WAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON JULY 11, 2007, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO. THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT SETS FORTH THE REASONS FOR THE RECOMMENDATION OF THE VENTANA BOARD AND RELATED INFORMATION. THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER PUBLIC FILINGS MADE FROM TIME TO TIME BY THE COMPANY WITH THE SEC ARE AVAILABLE WITHOUT CHARGE FROM THE SEC’S WEBSITE AT WWW.SEC.GOV, AT VENTANA’S WEBSITE AT WWW.VENTANAMED.COM OR FROM VENTANA’S INFORMATION AGENT, INNISFREE M&A INCORPORATED AT (888) 750-5834.

Visit the Ventana Medical Systems, Inc., website at www.ventanamed.com.

FINANCIAL TABLES FOLLOW:

Ventana Medical Systems, Inc.

Second Quarter 2007 Financial Results

VENTANA MEDICAL SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	June 30, 2007	December 31, 2006
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$25,007	$31,761
Short-term investments	36,859	68,325
Trade accounts receivable, net of allowance for doubtful accounts of $1,741 and $1,716, respectively	52,015	47,455
Inventories, net	22,530	18,277
Deferred tax assets	10,481	2,502
Prepaids and other current assets	3,599	5,646

Total current assets	150,491	173,966
Property and equipment, net	79,173	65,405
Deferred tax assets, net of current portion	13,133	14,195
Long-term investments	—	1,187
Goodwill	2,804	2,804
Intangible assets, net	5,840	6,349
Capitalized software development costs, net	3,465	3,131
Other assets	1,357	1,593

Total assets	$256,263	$268,630

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$23,878	$15,634
Other current liabilities	41,617	36,487

Total current liabilities	65,495	52,121
Long-term debt	1,924	2,069
Other long-term liabilities	4,423	661

Commitments and Contingencies

Stockholders’ equity

Common stock—$.001 par value; 100,000 shares authorized, 38,018 and 37,490 shares issued at June 30, 2007 and December 31, 2006, respectively	38	37
Additional paid-in-capital	249,571	234,149
Retained earnings	66,919	43,206
Accumulated other comprehensive (loss) income	(116)	10,252
Treasury stock—4,002 and 2,570 shares, at cost, at June 30, 2007 and December 31, 2006, respectively	(131,991)	(73,865)

Total stockholders’ equity	184,421	213,779

Total liabilities and stockholders’ equity	$256,263	$268,630

The number of shares of common stock issued and outstanding at June 30, 2007 and

December 31, 2006 were 34,016 and 34,920, respectively

Ventana Medical Systems, Inc.

Second Quarter 2007 Financial Results

Ventana Medical Systems, Inc.

Condensed Consolidated Statements of Operations

(in thousands except per share data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Sales:
Reagents and other	$63,123	$51,815	$121,581	$98,989
Instruments	8,628	7,241	14,605	14,154

Total net sales	71,751	59,056	136,186	113,143
Cost of goods sold	17,728	13,864	33,309	27,168

Gross profit	54,023	45,192	102,877	85,975
Operating expenses:
Research and development	10,447	8,463	19,850	15,822
Selling, general and administrative	31,533	25,960	62,244	50,942
Amortization of intangible assets	575	611	1,178	1,242
Special charges	1,071	—	1,071	—

Income from operations	10,397	10,158	18,534	17,969
Interest and other income	425	1,131	20,290	1,557

Income before taxes	10,822	11,289	38,824	19,526
Provision for income taxes	3,820	4,067	13,817	7,281

Net income	$7,002	$7,222	$25,007	$12,245

Net income per common share:
—Basic	$0.21	$0.21	$0.73	$0.36

—Diluted	$0.20	$0.20	$0.70	$0.34

Shares used in computing net income per common share:
—Basic	33,794	34,209	34,222	34,091

—Diluted	35,581	36,184	35,934	36,026

Ventana Medical Systems, Inc.

Second Quarter 2007 Financial Results

Ventana Medical Systems, Inc.

Condensed Consolidated Statements of Cash Flows

(in thousands)

(Unaudited)

	Six Months Ended June 30,
	2007	2006
Net income	$25,007	$12,245
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	9,609	8,112
Share-based compensation expense related to employee stock options and employee stock purchases	3,005	2,557
Deferred income taxes	1,615	(5,454)
Tax benefit from employee stock option plans	4,304	7,545
Excess tax benefits from share-based compensation	(1,733)	(7,002)
Change in operating assets and liabilities:
Accounts receivable	(4,560)	(5,393)
Inventory	(4,253)	(1,813)
Other assets	1,949	(80)
Accounts payable	4,302	4,085
Other liabilities	6,447	(230)

Net cash provided by operating activities	45,692	14,572
Cash flows from investing activities:
Purchase of property and equipment	(18,706)	(11,072)
Purchase of intangible assets	(220)	(659)
Purchases of investments	(149,911)	(82,840)
Proceeds from sale of investments	164,524	76,903

Net cash used in investing activities	(4,313)	(17,668)
Cash flows from financing activities:
Issuance of common stock	7,542	9,518
Purchases of common stock for treasury	(57,634)	(13,394)
Excess tax benefits from share-based compensation	1,733	7,002
Repayments of debt	(262)	(232)

Net cash (used in) provided by financing activities	(48,621)	2,894
Effect of exchange rate change on cash and cash equivalents	488	279

Net (decrease) increase in cash and cash equivalents	(6,754)	77
Cash and cash equivalents, beginning of period	31,761	17,519

Cash and cash equivalents, end of period	$25,007	$17,596

Supplemental cash flow information:
Income taxes paid	$2,290	$5,699
Interest paid	$67	$52
Non-cash investing and financing activities:
Tendered common stock for stock option exercises	$492	$466
Purchases of property and equipment	$3,492	$—

Ventana Medical Systems, Inc.

Second Quarter 2007 Financial Results

Reconciliation of GAAP Income from Operations to Non-GAAP Income from Operations

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Income from operations, as reported	$10,397	$10,158	$18,534	$17,969
Special charges	1,071	—	1,071	—
Non-GAAP Income from operations	$11,468	$10,158	$19,605	$17,969

Reconciliation of GAAP Net Income and Diluted Earnings Per Share to Non-GAAP Net Income and Non-GAAP Diluted Earnings Per Share

	Three Months Ended June 30,		Twelve Months Ended June 30,
	2007	2006	2007	2006
Net income, as reported	$7,002	$7,222	$25,007	$12,245
Adjustments to reconcile net income to non-GAAP net income:
Special charges	1,071	—	1,071	—
Income tax effects	(366)	—	(366)	—

Non-GAAP net income	$7,707	$7,222	$25,712	$12,245

Diluted earnings per share, as reported	$0.20	$0.20	$0.70	$0.34
Adjustments to reconcile diluted earnings per share to non-GAAP diluted earnings per share:
Impact of special charges, net of tax effect	0.02	—	0.02	—

Non-GAAP diluted earnings per share	$0.22	$0.20	$0.72	$0.34

For Media: Anna Cordasco/Brooke Morganstein Sard Verbinnen & Co. 212-687-8080	For Investors: Brad Wilks/Seth Frank Sard Verbinnen & Co. 312-895-4700 Alan Miller/Jennifer Shotwell Innisfree M&A Incorporated 212-750-5833